787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

VIA EDGAR

September 29, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc.

Post-Effective Amendment No. 88 under the Securities Act of 1933 and Amendment No. 89 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File No. 002-74452 and File No. 811-03290)

Ladies and Gentlemen:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 88 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the BlackRock S&P 500 Index V.I. Fund, a series of the Registrant (the “Fund”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to offer Class III shares of the Fund.

The only changes made in the Amendment to the Fund’s current prospectus and Statement of Additional Information are to add disclosure regarding Class III shares to the fee table and expense example and to add disclosure about the characteristics of Class III shares with respect to the Fund. The disclosure other than that regarding Class III shares in the Amendment is substantially identical to the disclosure that was reviewed by the Staff in Post-Effective Amendment No. 51 to the Registrant’s Registration Statement, which was filed on February 18, 2010 and became effective on April 28, 2010. Accordingly, on behalf of the Registrant, we hereby request selective review of the Amendment.

It is proposed that the Amendment will become effective on November 28, 2017 pursuant to Rule 485(a)(1) under the 1933 Act.

New York     Washington     Paris     London     Milan     Rome     Frankfurt     Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8172.

Very truly yours,

/s/ Dean A. Caruvana
Dean A. Caruvana

Enclosures

cc:	Benjamin Archibald, Esq., BlackRock, Inc.
Gladys Chang, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP